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                                                              Filed by SDL, Inc.
                                                     Pursuant to Rule 425 under
                                                    the Securities Act of 1933,
                                                   as amended, and deemed filed
                                                     pursuant to Rule 14a-12 of
                                the Securities Exchange Act of 1934, as amended.
                                                   Commission File No.:  0-25688
                                                      Subject Company: SDL, Inc.

                             Q2 `00 EARNINGS RELEASE
                      SCRIPT FOR CONFERENCE CALL ON 7/20/00
================================================================================

I.       OPERATOR

         Ladies and gentlemen, thank you for standing by. Welcome to the SDL, Incorporated second quarter earnings release conference call. At this time, all participants are in a listen-only mode. Later we will conduct a question and answer session. At that time, if you have a question, you will need to press the "1" followed by the "4" on your push button phone. And, as a reminder, this conference is being recorded. I would now like to introduce your host for today's conference, Ms. Marcia Nakamura of the Financial Relations Board. Please go ahead, ma'am.

II.      DISCLAIMER - MARCIA NAKAMURA

         Good afternoon, and thank you for joining us to discuss SDL's second quarter results. You should have received a copy of the earnings release already. If not, please call us at the Financial Relations Board at (415) 986 1591 and we will fax a copy of the release to you right away.

         Before we begin, I'd like to point out that certain statements made in the course of this conference call that state SDL's or management's intentions, hopes, goals, beliefs, expectations, projections, plans, anticipation, outlook or predictions of the future are forward looking statements. Such statements include projected sequential quarterly revenue and operating margin growth, the positioning of the company's products, customer diversity being good for SDL's business, expected capacity increases, improved labor efficiency of product designs, the creation of module level products in silicon wafers, the advantages of the JDS Uniphase merger to SDL's customers, employees and shareholders, the anticipated completion date for the merger, the company's belief that SDL's and JDSU's products are complementary, that both companies have vigorous competition for their products and that new developments, new entrants and new technologies will spur competition. All forward-looking statements are made as of today, and SDL disclaims any duty to update such statements. It is important to note that the company's actual results could differ materially from those projected in such forward-looking statements. Factors that could cause the anticipated results not to occur are set forth in our Form 10-K for the year ended December 31, 1999 and in our Form 10-Q for the quarters ended March 31, 2000, as


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well as differences in customer perceptions of the JDS Uniphase merger, unexpected HSR issues and unexpected technical challenges in producing module level products on silicon wafers. Copies of these filings may be obtained by contacting SDL or the SEC.

         With us today are SDL's Chief Executive Officer, Don Scifres, Chief Financial Officer, Mike Foster, and Greg Dougherty, our Chief Operating Officer. I'd like to now turn the call over to Don Scifres to provide an overview of the results of the business.

III.     CEO INTRODUCTION

         Thank you, Marcia. Good afternoon ladies and gentlemen, and thank you for joining us today for a discussion of our results for the second quarter of 2000.

         As I'm sure you can tell from our press release, we're thrilled with our second quarter performance. We achieved sequential revenue and earnings growth of 50% or better which is far higher than most companies achieve in a year. Our year over year results are also noteworthy with fiber optic revenue growth of 242%, or over three times that of 12 months ago.

         Fiber optics products continued to be in high demand as we booked orders at record levels. Our customer base became more diverse as our acquisitions broadened our product lines and a number of newer customers ramped their volumes. Our gross margins improved by 4.7 points sequentially as our manufacturing teams produced record unit volumes in virtually every division. Our new acquisitions performed well and helped to generate this improvement in gross margins. At the bottom line, we had record results with proforma operating income up 72% sequentially. In short, Q2 was an outstanding quarter in virtually all respects.

         I will discuss our prospects for continued growth and the pending merger with JDS Uniphase in a few minutes but first let me turn the call over to Mike to give you more detail on the Q2 financials.

IV.      CFO REVIEW OF SECOND QUARTER FINANCIAL PERFORMANCE

         Thank you, Don, and good afternoon. As Don just said, SDL's financial performance continued to improve markedly in the second quarter. The company far exceeded the recently


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revised consensus estimates in revenue, margins and earnings per share. It was another great quarter.

         Continuing the change to cash earnings as our principal measure of financial performance, begun last quarter, our earnings are presented excluding non-cash charges for in-process R&D, amortization of intangible assets and stock compensation.

         Total revenue for the June quarter was a record $110.5 million. This is a 156% increase compared to $43.2 million for the corresponding 1999 quarter. Sequentially, total revenue increased 53% from the $72.2 million reported for the March 2000 quarter. Sales of fiber optic communications products for DWDM systems were up 60% sequentially, and up by a factor of 3.4 or 242% over the prior year quarter. Fiber optic communications products represented a record 86% of total revenue in the quarter.

         Results of the second quarter include three full months of results from the Queensgate and Veritech acquisitions and four weeks of results from PIRI. Excluding these three acquired businesses, total revenue increased by 31% sequentially and by 116% over the prior year quarter, and base fiber optic communications revenue grew by 36% sequentially and by 189% over the prior year quarter.

         Sequential growth remained strong in both terrestrial and undersea sectors of our DWDM business. Terrestrial revenue, driven by demand for equipment for higher channel count and faster data rate systems, was up 81% sequentially and up 214% over the prior year quarter. Undersea revenue was up 29% sequentially, and represented 26% of total SDL revenue. Undersea revenue is up over five times that of the prior year quarter.

         By geographic sector, international revenue increased by 58% sequentially, was up 291% over the prior year quarter, and represented a record 56% of total revenue.

         In the second quarter, we had three 10% customers: Alcatel, Corning and JDS Uniphase. The overall customer base broadened significantly, with nine customers over $4 million in quarter revenue, compared to four in the March quarter and three such customers one year ago.

         Gross margin was a record 52.6% in the quarter, up 4.7 points from the previous quarter and up 10.5 points from one year ago. 57% of this sequential increase was due to continued mix,


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volume, yield and efficiency improvements in our base business, with the balance of the gain resulting from the strong margins at Veritech and PIRI.

         Research and development expense was 6.9% of revenue in Q2. R&D spending was up 28% from the March quarter and up 77% from the prior year quarter.

         Excluding non-cash stock compensation charges, selling, general and administrative expense was 11.4% of revenue in Q2, up from 9.2% in Q1. Adjusted SG&A spending was up 89% from the March quarter and up 98% from the prior year quarter. The increase in SG&A expense relative to revenue was due to three principal factors: significantly higher payroll taxes on stock option exercises, larger incentive plan accruals and higher external sales commissions. Total payroll taxes on stock option exercises were approximately $5.6 million in Q2, including $1.6 million in the U.K. This was up about $2.7 million over Q1.

         Pro forma operating income was a record $38.0 million for the quarter and a record 34.4% of revenue. Pro forma operating income increased by 72%, or
3.9 percentage points over the March quarter, and by 402%, or 16.9 percentage points over the prior year quarter.

         With the substantial increase in profitability, we needed to increase the effective tax rate for 2000 to 36.5%. In order to bring the cumulative rate to this level, a 36.8% tax rate was used in Q2.

         Pro forma net income for the June quarter was a record $27.2 million, or 24.6% of revenue, and 33 cents a share, on a diluted basis. This represents a 267% increase over diluted earnings per share in Q2 of 1999.

         Weighted average diluted shares were 83.5 million compared to 65.9 million for the prior year quarter.

         Turning to the balance sheet, we have $379 million of cash and cash investments, with working capital of $413 million. Q2 cash flow from operations was a record $77.4 million. Capital expenditures totaled $10.1 million. Days sales outstanding in receivables decreased substantially to 55 days from 63 days at March. Inventory turns also improved significantly to 5.0 from 4.4 in Q1.


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         To summarize, the Q2 highlights were the continued strong revenue growth in both the terrestrial and undersea fiber optic market sectors, markedly higher margins due to operating efficiencies, improved product mix and higher yields, and a major improvement in cash flow.

         For Q3, we are projecting sequential revenue growth of greater than 25% with proforma operating margins equivalent to Q2 or higher.

         This completes my review of our financial results. I will now turn the call back to Don to give you an update on further developments at the company during the second quarter.

V.       CEO REPORT

         Thank you Mike.

         I'm sure you'll agree that the results Mike just presented are exceptionally good. In the next few minutes, I'll present a few of the highlights, which led to achieving these results and their future implications. I'll also discuss our proposed merger with JDS Uniphase and the exciting advantages the merger offers to our customers, shareholders and employees.

         Let's begin with our quarterly highlights. First, our fiber optics product lines continue to expand, both through internal development and through strategic acquisitions. Today we offer 980 nm pump lasers and modules, Raman and erbium doped fiber amplifiers, light modulators and drivers, multiplexers and demultiplexers, variable optical attenuators, optical receiver modules, network monitors, tunable filters, fiber gratings and many other products to serve our customers. Many of these products lead the industry in technical capability and present a springboard for design into the next generation of optical network equipment. We continue to design in anticipation of the major fiber optic industry trends of higher channel count wavelength division multiplexing systems, higher data rates, all optical networks and longer distances before optical to electrical conversion. As such, we believe our products are well positioned to continue our future growth.

         Our strategy has been to create customer friendly modules. These are module level products which can be used by our customers without extensive customer engineering time put into their design. These modules again represented over 50% of our fiber optic revenue in Q2. Module level revenue was up 50% sequentially in Q2 and up 244% over the prior year quarter. This leading-edge module strategy has led to a broadening of our customer base. During the


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quarter, we had nine customers with revenue of over $4 million, up from four in the prior quarter and three in Q2 1999. Our modules are allowing a new type of customer to utilize our products. These are new or emerging players in the fiber optics industry. They are a diverse group and service markets including undersea, ultra long haul, long haul terrestrial and metro installations. They include start-ups as well as major players who formerly were not involved in a major way in fiber optics. Also, a number of global international fiber optic suppliers are emerging as more important players in the market place. One such customer is Siemens with which we announced a major order for 10 Gb light modulators and drivers this quarter. Other customers with whom we received major new orders include JDS Uniphase and Corning, both of whom have signed contracts through 2001.

         All told, we believe this increased diversity of customers with an appetite for module level products is very good for SDL's business in the long term. Certainly, our near term order levels also bear this out. We received record orders in Q2, surpassing prior quarterly order levels by a healthy margin. These record order levels have continued to spur expansion of our manufacturing capacity at many of our sites.

         Our overall manufacturing capacity goal is to increase our production levels by up to five times over the next 12 to 18 months for most of our fiber optic product lines. Our Victoria, British Columbia pump module manufacturing line continued to expand into the new facility which came on line about nine months ago. We expect to continue adding significantly more capacity going forward by training new hires, adding more manufacturing equipment, occupying unused space, leasing adjacent new facilities, and taking advantage of the labor efficiency of our next generation module design. Nevertheless, our potential order rate for pump modules is higher than our expected ability to expand capacity. We also announced significant facility expansions for manufacturing of our Raman amplifier modules and our modulator driver and receiver modules. Both of these product lines are expected to expand rapidly in 2001 as new facilities come on line. All told, we are expecting to add approximately 60% more floor space to our sites by year end.

         In another move to facilitate more rapid expansion, we bought out the contingent portion of our acquisition agreement with Queensgate for 465,000 shares, this making the total purchase price for Queensgate approximately $200 million. This buyout will allow a higher level of investment in new manufacturing capability and engineering to meet the heavy level of interest, which has been demonstrated to date by potential customers for new network monitoring


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modules. We expect these investments will allow us to expand our capacity as well as achieve customized designs more rapidly, thereby servicing new customers in a new growth market.

         Finally, during the quarter, we closed on our most recent acquisition, Photonics Integration Research, Incorporated, or PIRI. It, too, exceeded our expectations during the final weeks of the quarter. PIRI is a very strategic acquisition in that it offers the long-term potential of creating module level products on a silicon wafer. In order to increase capacity at PIRI, we are leasing and building 80% more manufacturing space and are in the processing of adding additional manufacturing shifts over the next several quarters.

         Greg Dougherty, our COO, is doing an extremely comprehensive job of managing our integration plans for Queensgate, Veritech and PIRI. Our integration plan includes day one integration with the SDL sales team to create a single face to our customers. In addition, we are aligning our organization around complementary product lines. One step in that alignment process is to create a new transmission equipment division and bring on board John Wyatt, the former Vice President of Sumitomo Electric as its head. John will be responsible for lithium niobate modulator products manufactured at our Integrated Optics subsidiary as well as driver and receiver modules at our Veritech subsidiary. We certainly welcome John on board.

         I would now like to switch topics and discuss our proposed merger with JDS Uniphase. We look at this merger as an opportunity to serve our customers better. I expect there are a number of ways this will occur. By merging two complementary sets of technologies contributed by the two companies, I believe we will be able to create even more advanced module level products for next generation systems. This includes transmission modules containing JDSU lasers or APDs combined with SDL's high-speed modulator and receiver electronics. It also is expected to include amplifier modules containing JDSU's EDFAs combined with SDL's Raman amplifiers or small EDFAs containing low cost SDL pumps as specific examples. We expect to be able to bring these and other modules to the market more rapidly and to be able to maximize their performance in our customers network. We also believe that together we will be able to jointly manufacture more products at a lower cost as we reduce present manufacturing bottlenecks for pump modules, light modulators and amplifiers in our respective organizations. In short, we believe the merger will create a better partner for our customers going forward. This, of course, is always our goal as we supply a greater quantity and diversity of bandwidth generating products to meet the expected continued strong demand for these products.


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         I'd now like to address the issue of HSR as I'm sure that will be a question many of you will have. First, with regard to the SDL-JDSU merger, we have studied the HSR issue thoroughly. We believe that we should be able to complete the merger by the end of December. I believe SDL's products are generally complementary to those of JDSU. A good example is that JDSU is one of our largest customers for 980 nm pump modules which, I should emphasize, they do not manufacture themselves. We believe others are competing vigorously in the businesses that SDL and JDSU participate in and that new developments, new entrants and new technologies continue to spur competition.

         We will cooperate with the Justice Department to provide them with all the necessary information for them to make an informed decision. As you can appreciate, we are at the earliest stages of the regulatory review process and we believe that in fairness to that process and to the regulators, that we should participate in that review on a confidential basis just as is envisioned for such matters. As a result, I believe it would be inappropriate to comment further on the HSR issues at this time.

         Thank you for listening and now Mike, Greg and I welcome your questions.

VI.      Q&A - OPERATOR

         Ladies and gentlemen, we will now begin the question and answer session. If you have a question, you will need to press the "1" followed by the "4" on your push-button phone. You will hear a three-tone prompt acknowledging your request, and your questions will be polled in the order they are received. If your question has been answered and you would like to withdraw your polling request, you may do so by pressing the "1" followed by the "3" on your push-button phone. If you are using a speakerphone, please pick up the hand set before pressing the numbers. One moment for the first question, please.

VII.     SUMMARY

         Thank you for your questions and for participating in SDL's second quarter earnings release conference call. I hope you share with me my enthusiasm for our prospects going forward. I believe that both our near and long term prospects have never been brighter as our industry continues to gobble up bandwidth at what seems like an accelerating rate. I expect that


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the strategic acquisition and merger moves we made this quarter will position us for continued strong results going forward.

         Thank you again, and as always, Mike and I available at any time to discuss the company.


         You are urged to read the proxy statement-prospectus to be included in JDS Uniphase Corporation's Registration Statement on Form S-4 in connection with the merger of JDS Uniphase and SDL, Inc. to be filed with the SEC when it is available because the proxy statement-prospectus and the Registration Statement on Form S-4 will contain important information. You can get copies of the proxy statement-prospective and the Registration Statement on Form S-4, and any other relevant documents, for free at the SEC's web site, and copies of the reports, proxy statements and other information regarding SDL and JDS Uniphase filed with the SEC are available free from SDL and JDS Uniphase, respectively. Requests for documents relating to JDS Uniphase should be directed to JDS Uniphase Corporation, 163
         Baypointe Parkway, San Jose, California 95134, Attention: Investor Relations (408) 434-1800. Requests for documents relating to SDL, Inc. should be directed to SDL, Inc., 80 Rose Orchard Way, San Jose, California 95134, Attention: Investor Relations (408) 943 4343.


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